UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                            For the month of May 2000

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                                360NETWORKS INC.
                 (Translation of registrant's name into English)


   1500-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1
              (Address of principal executive offices and zip code)

       Registrant's Telephone Number, including area code: (604) 681-1994

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X  Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
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